  Exhibit 99.8

IFRS INR Earning Release

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Consolidated Financial Statements

Opinion

We have audited the accompanying interim condensed consolidated financial statements of INFOSYS LIMITED (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”), which comprise the Condensed Consolidated Balance Sheet as at September 30, 2019, the Condensed Consolidated Statement of Comprehensive Income for the three months and six months period ended on that date, the Condensed Consolidated Statement of Changes in Equity and the Condensed Consolidated Statement of Cash Flows for the six months period ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as “the interim condensed consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed consolidated financial statements give a true and fair view in conformity with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”),of the consolidated state of affairs of the Group as at September 30, 2019, the consolidated profit and consolidated total comprehensive income for the three months and six months period ended on that date, consolidated changes in equity and its consolidated cash flows for the six months period ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed consolidated financial statements in accordance with the Standards on Auditing (SAs) issued by the Institute of Chartered Accountants of India (ICAI). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the ICAI, and we have fulfilled our other ethical responsibilities in accordance with the Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion. on the interim condensed consolidated financial statements.

Management’s Responsibilities for the Interim Condensed Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with IAS 34 as issued by the IASB. The respective Board of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records for safeguarding assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the interim condensed consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the interim condensed consolidated financial statements, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim condensed consolidated financial statements, including the disclosures, and whether the interim condensed consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the interim condensed consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the interim condensed consolidated financial statements of which we are the independent auditors.

Materiality is the magnitude of misstatements in the interim condensed consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim condensed consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim condensed consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the interim condensed consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

(Membership No.70928)
Bengaluru,October 11, 2019	UDIN : 19070928AAAAAL2112

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements under International Financial Reporting Standards (IFRS) in Indian Rupee for the three months and six months ended September 30, 2019

Index

Condensed Consolidated Balance Sheet
Condensed Consolidated Statement of Comprehensive Income
Condensed Consolidated Statement of Changes in Equity
Condensed Consolidated Statement of Cash Flows
Overview and notes to the financial statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgements
1.5 Critical accounting estimates
1.6 Recent accounting pronouncements
2. Notes to the Consolidated Financial Statements
2.1 Cash and cash equivalents
2.2 Investments
2.3 Financial instruments
2.4 Prepayments and other assets
2.5 Other liabilities
2.6 Provisions
2.7 Property, plant and equipment
2.8 Leases
2.9 Goodwill
2.10 Business combinations
2.11 Employees' Stock Option Plans (ESOP
2.12 Income Taxes
2.13 Reconciliation of basic and diluted shares used in computing earnings per share
2.14 Related party transactions
2.15 Segment reporting
2.16 Revenue from Operations
2.17 Unbilled Revenue
2.18 Break-up of expenses and other Income, net
2.19 Equity

Infosys Limited and subsidiaries

(In crore except equity share data)

Condensed Consolidated Balance Sheet as at	Note	September 30, 2019	March 31, 2019
ASSETS
Current assets
Cash and cash equivalents	2.1	16,473	19,568
Current investments	2.2	3,518	6,627
Trade receivables		16,055	14,827
Unbilled revenue	2.17	7,269	5,374
Prepayments and other current assets	2.4	5,392	5,723
Income tax assets	2.12	34	423
Derivative financial instruments	2.3	108	336
Total current assets		48,849	52,878
Non-current assets
Property, plant and equipment	2.7	13,313	13,356
Right-of-use assets	2.8	3,917	–
Goodwill	2.9	4,080	3,540
Intangible assets		1,356	691
Non-current investments	2.2	3,943	4,634
Deferred income tax assets	2.12	1,363	1,372
Income tax assets	2.12	6,407	6,320
Other non-current assets	2.4	1,983	1,947
Total non-current assets		36,362	31,860
Total assets		85,211	84,738
LIABILITIES AND EQUITY
Current liabilities
Trade payables		2,134	1,655
Lease liabilities	2.8	515	–
Derivative financial instruments	2.3	38	15
Current income tax liabilities	2.12	1,528	1,567
Client deposits		16	26
Unearned revenue		2,708	2,809
Employee benefit obligations		1,825	1,619
Provisions	2.6	608	576
Other current liabilities	2.5	9,839	10,371
Total current liabilities		19,211	18,638
Non-current liabilities
Lease liabilities	2.8	3,562	–
Deferred income tax liabilities	2.12	707	672
Employee benefit obligations		45	44
Other non-current liabilities	2.5	805	378
Total liabilities		24,330	19,732
Equity
Share capital - 5 par value 4,80,00,00,000 (4,80,00,00,000) equity shares authorized, issued and outstanding 4,239,482,666 (4,33,59,54,462) equity shares fully paid up, net of 18,929,512 (2,03,24,982) treasury shares as at September 30, 2019 (March 31, 2019)	2.19	2,121	2,170
Share premium		520	396
Retained earnings		53,802	58,848
Cash flow hedge reserves		14	21
Other reserves		3,099	2,570
Capital redemption reserve		111	61
Other components of equity		854	882
Total equity attributable to equity holders of the Company		60,521	64,948
Non-controlling interests		360	58
Total equity		60,881	65,006
Total liabilities and equity		85,211	84,738

The accompanying notes form an integral part of the interim condensed consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru October 11, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Infosys Limited and subsidiaries

(In crore except equity share and per equity share data)

Condensed Consolidated Statement of Comprehensive Income for the		Three months ended September 30,		Six months ended September 30,
	Note	2019	2018	2019	2018
Revenues	2.16	22,629	20,609	44,432	39,737
Cost of sales	2.18	15,079	13,281	29,858	25,569
Gross profit		7,550	7,328	14,574	14,168
Operating expenses
Selling and marketing expenses	2.18	1,162	1,088	2,336	2,092
Administrative expenses	2.18	1,476	1,346	2,855	2,645
Total operating expenses		2,638	2,434	5,191	4,737
Operating profit		4,912	4,894	9,383	9,431
Other income, net	2.18	626	739	1,362	1,465
Finance cost	2.8	(42)	–	(82)	–
Reduction in the fair value of Disposal Group held for sale		–	–	–	(270)
Profit before income taxes		5,496	5,633	10,663	10,626
Income tax expense	2.12	1,459	1,523	2,824	2,905
Net profit		4,037	4,110	7,839	7,721
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(22)	3	(39)	4
Equity instruments through other comprehensive income, net		2	8	5	12
		(20)	11	(34)	16
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		17	(29)	(7)	(20)
Exchange differences on translation of foreign operations		(35)	334	(10)	421
Fair value changes on investments, net		2	(15)	18	(60)
		(16)	290	1	341
Total other comprehensive income/(loss), net of tax		(36)	301	(33)	357
Total comprehensive income		4,001	4,411	7,806	8,078
Profit attributable to:
Owners of the Company		4,019	4,110	7,817	7,721
Non-controlling interests		18	–	22	–
		4,037	4,110	7,839	7,721
Total comprehensive income attributable to:
Owners of the Company		3,984	4,411	7,782	8,078
Non-controlling interests		17	–	24	–
		4,001	4,411	7,806	8,078
Earnings per equity share
Basic ()		9.46	9.45	18.28	17.76
Diluted ()		9.44	9.44	18.25	17.74
Weighted average equity shares used in computing earnings per equity share	2.13
Basic		4,249,343,678	4,347,055,177	4,275,615,916	4,346,857,296
Diluted		4,255,822,953	4,352,208,472	4,282,322,537	4,351,915,210

The accompanying notes form an integral part of the interim condensed consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru October 11, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Infosys Limited and subsidiaries

Condensed Consolidated Statement of Changes in Equity

(In crore except equity share data)

	Shares(1)	Share capital	Share premium	Retained earnings	Other reserves(2)	Capital redemption reserve	Other components of equity	Cash flow hedge reserve	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2018	2,173,312,301	1,088	186	61,241	1,583	56	769	–	64,923	1	64,924
Changes in equity for the six months ended September 30, 2018
Net profit	–	–	–	7,721	–	–	–	–	7,721	–	7,721
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	4	–	4	–	4
Fair value changes on derivatives designated as Cash flow hedge*	–	–	–	–	–	–	12	–	12	–	12
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	(20)	(20)	–	(20)
Equity instruments through other comprehensive income*	–	–	–	–	–	–	421	–	421	–	421
Fair value changes on investments, net*	–	–	–	–	–	–	(60)	–	(60)	–	(60)
Total comprehensive income for the period	–	–	–	7,721	–	–	377	(20)	8,078	–	8,078
Shares issued on exercise of employee stock options - before bonus issue (Refer to note 2.11)	392,528	–	–	–	–	–	–	–	–	–	–
Increase in share capital on account of bonus issue	2,173,704,829	1,088	–	–	–	–	–	–	1,088	–	1,088
Shares issued on exercise of employee stock options - after bonus issue (Refer to note 2.11)	42,940	–	–	–	–	–	–	–	–	–	–
Amount utilized for bonus issue	–	–	–	(1,088)	–	–	–	–	(1,088)	–	(1,088)
Employee stock compensation expense (refer to note 2.11)	–	–	94	–	–	–	–	–	94	–	94
Tax effect on exercise of options	–	–	2	–	–	–	–	–	2	–	2
Transfer on account of options not exercised	–	–	(1)	1	–	–	–	–	–	–	–
Transferred to other reserves	–	–	–	(1,106)	1,106	–	–	–	–	–	–
Transferred from other reserves on utilization	–	–	–	375	(375)	–	–	–	–	–	–
Dividends (including dividend distribution tax)	–	–	–	(7,949)	–	–	–	–	(7,949)	–	(7,949)
Balance as at September 30, 2018	4,347,452,598	2,176	281	59,195	2,314	56	1,146	(20)	65,148	1	65,149
Balance as at April 1, 2019	4,335,954,462	2,170	396	58,848	2,570	61	882	21	64,948	58	65,006
Impact on account of adoption of IFRS 16* (refer to note 2.8)	–	–	–	(40)	–	–	–	–	(40)	–	(40)
	4,335,954,462	2,170	396	58,808	2,570	61	882	21	64,908	58	64,966
Changes in equity for the six months ended September 30, 2019
Net profit	–	–	–	7,817	–	–	–	–	7,817	22	7,839
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	(39)	–	(39)	–	(39)
Equity instruments through other comprehensive income*	–	–	–	–	–	–	5	–	5	–	5
Fair value changes on derivatives designated as cash flow hedge*	–	–	–	–	–	–	–	(7)	(7)	–	(7)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	(12)	–	(12)	2	(10)
Fair value changes on investments, net*	–	–	–	–	–	–	18	–	18	–	18
Total comprehensive income for the period	–	–	–	7,817	–	–	(28)	(7)	7,782	24	7,806
Shares issued on exercise of employee stock options (Refer to note 2.11)	1,395,470	–	1	–	–	–	–	–	1	–	1
Buyback of equity shares (Refer to note 2.5 and 2.19)	(97,867,266)	(49)	–	(6,211)	–	–	–	–	(6,260)	–	(6,260)
Transaction cost relating to buyback*	–	–	–	(11)	–	–	–	–	(11)	–	(11)
Amount transferred to capital redemption reserve upon buyback (Refer to note 2.19)	–	–	–	(50)	–	50	–	–	–	–	–
Non-controlling interests on acquisition of subsidiary (Refer to note 2.10)	–	–	–	–	–	–	–	–	–	311	311
Employee stock compensation expense (refer to note 2.11)	–	–	117	–	–	–	–	–	117	–	117
Income tax benefit arising on exercise of stock options	–	–	7	–	–	–	–	–	7	–	7
Transfer on account of options not exercised	–	–	(1)	1	–	–	–	–	–	–	–
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	(33)	(33)
Financial liability under option arrangements (refer to note 2.10)	–	–	–	(598)	–	–	–	–	(598)	–	(598)
Transferred to other reserves	–	–	–	(1,145)	1,145	–	–	–	–	–	–
Transferred from other reserves on utilization	–	–	–	616	(616)	–	–	–	–	–	–
Dividends (including dividend distribution tax)	–	–	–	(5,425)	–	–	–	–	(5,425)	–	(5,425)
Balance as at September 30, 2019	4,239,482,666	2,121	520	53,802	3,099	111	854	14	60,521	360	60,881

* net of tax

(1)	excludes treasury shares of 18,929,512 as at September 30, 2019, 20,324,982 as at April 1, 2019, 20,930,382 as at September 30, 2018 and 10,801,956 as at April 1, 2018, held by consolidated trust. The treasury shares as at April 1, 2018 have not been adjusted for the September 2018 bonus issue.

(2)	Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

The accompanying notes form an integral part of the interim condensed consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru October 11, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Infosys Limited and subsidiaries

Condensed Consolidated Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars		Six months ended September 30,
	Note	2019	2018
Operating activities:
Net Profit		7,839	7,721
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.18	1,408	900
Income tax expense	2.12	2,824	2,905
Finance cost	2.8	82	–
Interest and dividend income		(283)	(398)
Effect of exchange rate changes on assets and liabilities		54	57
Impairment loss under expected credit loss model		82	142
Reduction in the fair value of Disposal Group held for sale		–	270
Stock compensation expense	2.11	119	97
Other adjustments		(102)	(65)
Changes in working capital
Trade receivables and unbilled revenue		(1,578)	(2,679)
Prepayments and other assets		473	(116)
Trade payables		(1,071)	488
Client deposits		(11)	52
Unearned revenue		(110)	89
Other liabilities and provisions		1,051	1,581
Cash generated from operations		10,777	11,044
Income taxes paid		(2,705)	(3,653)
Net cash provided by operating activities		8,072	7,391
Investing activities:
Expenditure on property, plant and equipment		(1,891)	(1,091)
Loans to employees		5	9
Deposits placed with corporation		(7)	(11)
Interest and dividend received		200	320
Payment of contingent consideration pertaining to acquisition of business		–	(6)
Payment towards acquisition of business, net of cash acquired	2.10	(511)	(210)
Investment in equity and preference securities		(41)	(21)
Investment in others investments		(16)	(8)
Proceeds from sale of equity and preference securities		3	–
Proceeds from sale of other investments		10	–
Investment in certificates of deposit		–	(1,268)
Redemption of certificates of deposit		1,995	950
Investment in quoted debt securities		(1,632)	(17)
Redemption of quoted debt securities		2,571	303
Redemption of commercial paper		500	300
Redemption of escrow pertaining to Buyback	2.4	257	–
Other receipts		23	–
Investment in liquid mutual fund units and fixed maturity plan securities		(18,295)	(39,650)
Redemption of liquid mutual fund units and fixed maturity plan securities		18,946	38,935
Net cash (used)/generated in investing activities		2,117	(1,465)
Financing activities:
Payment of lease liabilities	2.8	(294)	–
Payment of dividends including corporate dividend tax		(5,422)	(7,949)
Payment of dividends to non-controlling interests of subsidiary		(33)	–
Buyback of equity shares including transaction cost	2.19.1	(7,478)	–
Shares issued on exercise of employee stock options		1	–
Net cash used in financing activities		(13,226)	(7,949)
Effect of exchange rate changes on cash and cash equivalents		(58)	64
Net increase/(decrease) in cash and cash equivalents		(3,037)	(2,023)
Cash and cash equivalents at the beginning of the period	2.1	19,568	19,871
Cash and cash equivalents at the end of the period	2.1	16,473	17,912
Supplementary information:
Restricted cash balance	2.1	375	330

The accompanying notes form an integral part of the interim condensed consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru October 11, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Notes to the consolidated financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares is listed on the New York Stock Exchange (NYSE).

The Group's consolidated financial statements are authorized for issue by the Company's Board of Directors on October 11, 2019.

1.2 Basis of preparation of financial statements

These interim condensed consolidated financial statements have been prepared in compliance with IAS 34, Interim Financial Reporting as issued by International Accounting Standards Board, under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. Accordingly, these interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s consolidated financial statements under IFRS in indian rupee for the year ended March 31, 2019. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-to-date figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgements

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity.

Further, the Group uses significant judgements while determining the transaction price allocated to performance obligations using the expected cost plus margin approach.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (Refer to Note 2.12)

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These valuations are conducted by external valuation experts. (Refer to Note. 2.10)

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. (Refer to Note 2.7).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the cash-generating unit or groups of cash-generating units which are benefitting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes.

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments.

f. Leases

IFRS 16 requires lessees to determine the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

1.6 Recent accounting pronouncements

Standards issued but not yet effective

Amendment to IFRS 3 Business Combinations - On October 22, 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment also introduces an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2020, although early adoption is permitted. The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

2. Notes to the condensed consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(In crore)

Particulars	As at
	September 30, 2019	March 31, 2019
Cash and bank deposits	11,754	14,197
Deposits with financial institutions	4,719	5,371
Total Cash and cash equivalents	16,473	19,568

Cash and cash equivalents as at September 30, 2019 and March 31, 2019 include restricted cash and bank balances of 375 crore and 358 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the Company and bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.2 Investments

The carrying value of the investments are as follows:

(In crore)

Particulars	As at
	September 30, 2019	March 31, 2019
(i) Current
Amortised Cost
Quoted debt securities
Cost	–	18
Fair Value through profit or loss
Liquid mutual fund units
Fair value	1,220	1,786
Fixed Maturity Plan Securities
Fair value	476	–
Fair Value through other comprehensive income
Quoted Debt Securities
Fair value	1,275	1,846
Commercial paper
Fair value	–	495
Certificates of deposit
Fair value	547	2,482
Total current investments	3,518	6,627
(ii) Non-current
Amortised Cost
Quoted debt securities
Cost	1,910	1,893
Fair Value through other comprehensive income
Quoted debt securities
Fair value	1,832	2,144
Unquoted equity and preference securities
Fair value	145	100
Fair Value through profit or loss
Unquoted Preference securities
Fair value	24	23
Fixed Maturity Plan Securities
Fair value	–	458
Others
Fair value(1)	32	16
Total non-current investments	3,943	4,634

Total investments	7,461	11,261
Investments carried at amortised cost	1,910	1,911
Investments carried at fair value through other comprehensive income	3,799	7,067
Investments carried at fair value through profit or loss	1,752	2,283

(1)	Uncalled capital commitments outstanding as at September 30, 2019 and March 31, 2019 was 72 crore and 86 crore, respectively.

Refer note 2.3 for accounting policies on financial instruments.

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		September 30, 2019	March 31, 2019
Liquid mutual fund units	Quoted price	1,220	1,786
Fixed maturity plan securities	Market observable inputs	476	458
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	2,199	2,125
Quoted debt securities- carried at fair value through other comprehensive income	Quoted price and market observable inputs	3,107	3,990
Certificates of deposit	Market observable inputs	547	2,482
Commercial paper	Market observable inputs	–	495
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model, etc.	145	100
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model, etc.	24	23
Others	Discounted cash flows method, Market multiples method, Option pricing model, etc.	32	16
Total		7,750	11,475

Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.3 Financial instruments

Accounting Policy

2.3.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.3.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortised cost

A financial asset is subsequently measured at amortised cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the statement of comprehensive income.

2.3.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.3.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the balance sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of those instruments.

2.3.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in statement of comprehensive income.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at September 30, 2019 were as follows:

(In crore)

Particulars	Amortised cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	16,473	–	–	–	–	16,473	16,473
Investments (Refer to Note 2.2)
Liquid mutual fund units	–	–	1,220	–	–	1,220	1,220
Fixed maturity plan securities	–	–	476	–	–	476	476
Quoted debt securities	1,910	–	–	–	3,107	5,017	5,306(1)
Certificates of deposit	–	–	–	–	547	547	547
Unquoted equity and preference securities	–	–	24	145	–	169	169
Unquoted investment others	–	–	32	–	–	32	32
Trade receivables	16,055	–	–	–	–	16,055	16,055
Unbilled revenues (3) (Refer to Note 2.17)	2,843	–	–	–	–	2,843	2,843
Prepayments and other assets (Refer to Note 2.4)	3,801	–	–	–	–	3,801	3,723(2)
Derivative financial instruments	–	–	77	–	31	108	108
Total	41,082	–	1,829	145	3,685	46,741	46,952
Liabilities:
Trade payables	2,134	–	–	–	–	2,134	2,134
Derivative financial instruments	–	–	36	–	2	38	38
Financial liability under option arrangements (Refer to note 2.10)	–	–	600	–	–	600	600
Other liabilities including contingent consideration (Refer to Note 2.5)	8,072	–	204	–	–	8,276	8,276
Total	10,206	–	840	–	2	11,048	11,048

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on quoted debt securities carried at amortized cost of 78 crore

(3)	Excludes unbilled revenue for fixed price development contracts where right to consideration is conditional on factors other than passage of time

The carrying value and fair value of financial instruments by categories as at March 31, 2019 were as follows:

(In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	19,568	–	–	–	–	19,568	19,568
Investments (Refer to Note 2.2)
Liquid mutual fund units	–	–	1,786	–	–	1,786	1,786
Fixed maturity plan securities	–	–	458	–	–	458	458
Quoted debt securities	1,911	–	–	–	3,990	5,901	6,115(1)
Certificates of deposit	–	–	–	–	2,482	2,482	2,482
Commercial papers	–	–	–	–	495	495	495
Unquoted equity and preference securities	–	–	23	100	–	123	123
Unquoted investments others	–	–	16	–	–	16	16
Trade receivables	14,827	–	–	–	–	14,827	14,827
Unbilled revenue (3)(Refer to Note 2.17)	2,093	–	–	–	–	2,093	2,093
Prepayments and other assets (Refer to Note 2.4)	3,648	–	–	–	–	3,648	3,564(2)
Derivative financial instruments	–	–	299	–	37	336	336
Total	42,047	–	2,582	100	7,004	51,733	51,863
Liabilities:
Trade payables	1,655	–	–	–	–	1,655	1,655
Derivative financial instruments	–	–	15	–	–	15	15
Other liabilities including contingent consideration (Refer to Note 2.5)	8,731	–	190	–	–	8,921	8,921
Total	10,386	–	205	–	–	10,591	10,591

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on quoted debt securities carried at amortized cost of 84 crore.

(3)	Excludes unbilled revenue for fixed price development contracts where right to consideration is conditional on factors other than passage of time

Fair value hierarchy

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2– Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3- Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities as at September 30, 2019:

(In crore)

Particulars	As at September 30, 2019	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	1,220	1,220	–	–
Investments in fixed maturity plan securities (Refer to Note 2.2)	476	–	476	–
Investments in quoted debt securities (Refer to Note 2.2)	5,306	3,203	2,103	–
Investments in certificates of deposit (Refer to Note 2.2)	547	–	547	–
Investments in unquoted equity and preference securities (Refer to Note 2.2)	169	–	–	169
Investments in unquoted investments others (Refer to Note 2.2)	32	–	–	32
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	108	–	108	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts	38	–	38	–
Financial liability under option arrangements (Refer to note 2.10)	600	–	–	600
Liability towards contingent consideration (Refer to Note 2.5)*	204	–	–	204

* Discount rate pertaining to contingent consideration ranges from 9% to 15%

During the six months ended September 30, 2019, quoted debt securities of 279 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of 974 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The following table presents fair value hierarchy of assets and liabilities as at March 31, 2019:

(In crore)

Particulars	As at March 31, 2019	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	1,786	1,786	–	–
Investments in fixed maturity plan securities (Refer to Note 2.2)	458	–	458	–
Investments in quoted debt securities (Refer to Note 2.2)	6,115	4,358	1,757	–
Investments in certificates of deposit (Refer to Note 2.2)	2,482	–	2,482	–
Investments in commercial papers (Refer to Note 2.2)	495	–	495	–
Investments in unquoted equity and preference securities(Refer to Note 2.2)	123	–	–	123
Investments in unquoted investments others (Refer to Note 2.2)	16	–	–	16
Investments in unquoted convertible promissory note (Refer to Note 2.2)	–	–	–	–
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	336	–	336	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	15	–	15	–
Liability towards contingent consideration (Refer to Note 2.5)*	190	–	–	190

*Discount rate pertaining to contingent consideration ranges from 9% to 16%

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(In crore)

Particulars	As at
	September 30, 2019	March 31, 2019
Current
Rental deposits	21	15
Security deposits	7	4
Loans to employees	240	241
Prepaid expenses(1)	876	751
Interest accrued and not due	836	905
Withholding taxes and others(1)	1,288	1,488
Advance payments to vendors for supply of goods(1)	68	109
Deposit with corporations*	1,727	1,671
Deferred contract cost(1)	54	58
Escrow and other deposits pertaining to buyback (refer to note 2.19.1)	–	257
Net investment in sublease of right of use asset (refer to note 2.8)	32	–
Other assets	243	224
Total Current prepayment and other assets	5,392	5,723
Non-current
Loans to employees	16	19
Deposit with corporations*	23	67
Rental deposits	204	193
Security deposits	50	52
Withholding taxes and others(1)	876	929
Deferred contract cost(1)	244	277
Prepaid expenses(1)	150	162
Advance pertaining to business acquisition (1)	–	206
Net investment in sublease of right of use asset (refer to note 2.8)	390	–
Prepaid gratuity(1)	18	42
Other assets	12	–
Total Non- current prepayment and other assets	1,983	1,947
Total prepayment and other assets	7,375	7,670
Financial assets in prepayments and other assets	3,801	3,648

(1) Non financial assets

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India. Cenvat recoverable includes 471 crore which are pending adjudication. The Group expects these amounts to be sustainable on adjudication and recoverable on final resolution.

*	Deposit with corporations represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Other liabilities

Other liabilities comprise the following :

(In crore)

Particulars	As at
	September 30, 2019	March 31, 2019
Current
Accrued compensation to employees	2,626	2,572
Accrued expenses	4,178	3,319
Withholding taxes and others(1)	1,659	1,487
Retention money	102	112
Liabilities of controlled trusts	154	168
Deferred income - government grant on land use rights(1)	1	1
Accrued gratuity (1)	3	2
Liability towards contingent consideration	116	102
Deferred rent (1)	–	63
Capital Creditors	284	676
Financial liability relating to buyback #	–	1,202
Other non-financial liabilities(1)	2	–
Other financial liabilities	714	667
Total current other liabilities	9,839	10,371
Non-current
Liability towards contingent consideration	88	88
Accrued gratuity (1)	36	30
Accrued compensation to employees	8	15
Deferred income - government grant on land use rights(1)	40	42
Deferred rent (1)	–	174
Deferred income(1)	25	29
Other financial liabilities	6	–
Other non-financial liabilities(1)	2	–
Financial liability under option arrangements (refer to note 2.10)	600	–
Total non-current other liabilities	805	378
Total other liabilities	10,644	10,749
Financial liabilities included in other liabilities	8,876	8,921
Financial liability towards contingent consideration on an undiscounted basis	235	233

(1)Non financial liabilities

#	In accordance with IAS 32 Financial Instruments: Presentation, the Company has recorded a financial liability as at March 31, 2019 for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback (refer to note 2.19.1). The financial liability is recognised at the present value of the maximum amount that the Company would be required to pay to the registered broker for buy back, with a corresponding debit in general reserve / retained earnings.

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance.

2.6 Provisions

Accounting Policy

Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Post sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provisions comprise the following:

(In crore)

Particulars	As at
	September 30, 2019	March 31, 2019
Provision for post sales client support and other provisions	608	576
	608	576

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

Provision for post sales client support and other provisions is included in cost of sales in the consolidated statement of comprehensive income.

As at September 30, 2019 and March 31, 2019 claims against the Group, not acknowledged as debts, (excluding demands from income tax authorities- Refer to Note 2.12) amounted to 230 crore and 230 crore respectively.

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.7 Property, plant and equipment

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery(1)	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Over lease term

(1) Includes solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the consolidated statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the consolidated statement of comprehensive income.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of property, plant and equipment for the three months ended September 30, 2019:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at July 1, 2019	1,305	9,074	4,104	6,086	2,412	40	23,021
Additions	7	330	328	230	258	2	1,155
Deletions	–	–	(1)	(72)	(6)	(1)	(80)
Translation difference	–	(11)	–	(3)	(2)	–	(16)
Gross carrying value as at September 30, 2019	1,312	9,393	4,431	6,241	2,662	41	24,080
Accumulated depreciation as at July 1, 2019	–	(3,009)	(2,804)	(4,380)	(1,612)	(23)	(11,828)
Depreciation	–	(88)	(118)	(222)	(82)	(2)	(512)
Accumulated depreciation on deletions	–	–	1	71	6	1	79
Reclassified on account of adoption of IFRS 16 (Refer note 2.8)	–	–	–	–	–	–	–
Translation difference	–	(1)	–	4	3	–	6
Accumulated depreciation as at September 30, 2019	–	(3,098)	(2,921)	(4,527)	(1,685)	(24)	(12,255)
Capital work-in progress as at July 1, 2019							1,944
Carrying value as at July 1, 2019	1,305	6,065	1,300	1,706	800	17	13,137
Capital work-in progress as at September 30, 2019							1,488
Carrying value as at September 30, 2019	1,312	6,295	1,510	1,714	977	17	13,313

Following are the changes in the carrying value of property, plant and equipment for the three months ended September 30, 2018:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at July 1, 2018	1,946	8,220	3,405	5,102	1,893	33	20,599
Additions	2	45	53	165	38	2	305
Deletions	–	–	(4)	(42)	(3)	(1)	(50)
Translation difference	–	14	4	14	9	–	41
Gross carrying value as at September 30, 2018	1,948	8,279	3,458	5,239	1,937	34	20,895
Accumulated depreciation as at July 1, 2018	(32)	(2,794)	(2,443)	(3,789)	(1,374)	(19)	(10,451)
Depreciation	(2)	(78)	(108)	(183)	(62)	(2)	(435)
Accumulated depreciation on deletions	–	–	4	40	3	1	48
Translation difference	–	–	(2)	(13)	(8)	–	(23)
Accumulated depreciation as at September 30, 2018	(34)	(2,872)	(2,549)	(3,945)	(1,441)	(20)	(10,861)
Capital work-in progress as at July 1, 2018							2,044
Carrying value as at July 1, 2018	1,914	5,426	962	1,313	519	14	12,192
Capital work-in progress as at September 30, 2018							2,342
Carrying value as at September 30, 2018	1,914	5,407	909	1,294	496	14	12,376

Following are the changes in the carrying value of property, plant and equipment for the six months ended September 30, 2019:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2019	1,910	8,926	3,951	5,846	2,220	38	22,891
Additions	7	494	487	441	447	4	1,880
Additions - Business combinations (Refer to Note 2.10)	–	–	–	60	10	–	70
Deletions	–	–	(6)	(102)	(10)	(1)	(119)
Reclassified on account of adoption of IFRS 16 (Refer note 2.8)	(605)	–	–	–	–	–	(605)
Translation difference	–	(27)	(1)	(4)	(5)	–	(37)
Gross carrying value as at September 30, 2019	1,312	9,393	4,431	6,241	2,662	41	24,080
Accumulated depreciation as at April 1, 2019	(33)	(2,927)	(2,697)	(4,192)	(1,541)	(22)	(11,412)
Depreciation	–	(172)	(231)	(440)	(158)	(3)	(1,004)
Accumulated depreciation on deletions	–	–	6	101	10	1	118
Reclassified on account of adoption of IFRS 16 (Refer note 2.8)	33	–	–	–	–	–	33
Translation difference	–	1	1	4	4	–	10
Accumulated depreciation as at September 30, 2019	–	(3,098)	(2,921)	(4,527)	(1,685)	(24)	(12,255)
Capital work-in progress as at April 1, 2019							1,877
Carrying value as at April 1, 2019	1,877	5,999	1,254	1,654	679	16	13,356
Capital work-in progress as at September 30, 2019							1,488
Carrying value as at September 30, 2019	1,312	6,295	1,510	1,714	977	17	13,313

Following are the changes in the carrying value of property, plant and equipment for the six months ended September 30, 2018:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2018	1,900	8,130	3,373	4,884	1,861	31	20,179
Additions	69	134	89	397	74	4	767
Additions- Business combinations (Refer note 2.10)	–	–	2	1	4	–	7
Deletions	(21)	–	(10)	(55)	(10)	(1)	(97)
Translation difference	–	15	4	12	8	–	39
Gross carrying value as at September 30, 2018	1,948	8,279	3,458	5,239	1,937	34	20,895
Accumulated depreciation as at April 1, 2018	(31)	(2,719)	(2,342)	(3,630)	(1,323)	(18)	(10,063)
Depreciation	(3)	(153)	(215)	(358)	(121)	(3)	(853)
Accumulated depreciation on deletions	–	–	10	53	10	1	74
Translation difference	–	–	(2)	(10)	(7)	–	(19)
Accumulated depreciation as at September 30, 2018	(34)	(2,872)	(2,549)	(3,945)	(1,441)	(20)	(10,861)
Capital work-in progress as at April 1, 2018							2,027
Carrying value as at April 1, 2018	1,869	5,411	1,031	1,254	538	13	12,143
Capital work-in progress as at September 30, 2018							2,342
Carrying value as at September 30, 2018	1,914	5,407	909	1,294	496	14	12,376

The aggregate depreciation expense is included in cost of sales in the consolidated statement of comprehensive income.

The contractual commitments for capital expenditure were 1,247 crore and 1,724 crore as at September 30, 2019 and March 31, 2019, respectively.

2.8 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land and buildings. The group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of the leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Transition

Effective April 1, 2019, the Group adopted IFRS 16 “Leases” and applied the standard to all lease contracts existing on April 1, 2019 using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application. Consequently, the group recorded the lease liability at the present value of the lease payments discounted at the incremental borrowing rate and the right of use asset at its carrying amount as if the standard had been applied since the commencement date of the lease, but discounted at the lessee’s incremental borrowing rate at the date of initial application. Comparatives as at and for the year ended March 31, 2019 have not been retrospectively adjusted and therefore will continue to be reported under the accounting policies included as part of our Annual Report for year ended March 31, 2019

On transition, the adoption of the new standard resulted in recognition of 'Right of Use' asset of 2,907 crore, 'Net investment in sub-lease' of ROU asset of 430 crore and a lease liability of 3,598 crore. The cumulative effect of applying the standard, amounting to 40 crore was debited to retained earnings, net of taxes. The effect of this adoption is insignificant on the operating profit, net profit for the period and earnings per share. IFRS 16 will result in an increase in cash inflows from operating activities and an increase in cash outflows from financing activities on account of lease payments.

The following is the summary of practical expedients elected on initial application:

1.	Applied a single discount rate to a portfolio of leases of similar assets in similar economic environment with a similar end date

2.	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term on the date of initial application

3.	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.

4.	Applied the practical expedient to grandfather the assessment of which transactions are leases. Accordingly, IFRS 16 is applied only to contracts that were previously identified as leases under IAS 17.

The difference between the lease obligation recorded as at March 31, 2019 under IAS 17 disclosed under Note 2.15 of the 2019 Annual Report on Form 20F and the value of the lease liabilities as at April 1, 2019 is primarily on account of inclusion of extension and termination options reasonably certain to be exercised, in measuring the lease liability in accordance with IFRS 16 and discounting the lease liabilities to the present value under IFRS 16.

The weighted average incremental borrowing rate applied to lease liabilities as at April 1, 2019 is 4.5%

Following are the changes in the carrying value of right of use assets for the three months ended September 30, 2019:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of July 1, 2019	630	3,079	20	–	3,729
Additions	0	320	2	26	348
Deletions	(3)	(5)	0	0	(8)
Depreciation	(2)	(131)	(3)	(1)	(137)
Translation difference	0	(14)	(1)	–	(15)
Balance as of September 30, 2019	625	3,249	18	25	3,917

Following are the changes in the carrying value of right of use assets for the six months ended September 30, 2019:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as at April 1, 2019	–	2,898	9	–	2,907
Reclassified on account of adoption of IFRS 16	634	–	–	–	634
Additions	–	437	4	26	467
Additions through business combination (Refer to Note 2.10)	–	177	10	–	187
Deletions	(3)	(5)	–	–	(8)
Depreciation	(4)	(252)	(5)	(1)	(262)
Translation difference	(2)	(6)	–	–	(8)
Balance as at September 30, 2019	625	3,249	18	25	3,917

The aggregate depreciation expense on ROU assets is included in cost of sales in the consolidated statement of comprehensive income.

The following is the break-up of current and non-current lease liabilities as at September 30, 2019

(In crore)

Particulars	Amount
Current lease liabilities	515
Non-current lease liabilities	3,562
Total	4,077

The following is the movement in lease liabilities during the three months and six months ended September 30, 2019:

(In crore)

Particulars	Three Months ended September 30, 2019	Six Months ended September 30,2019
Balance as at Beginning	3,832	3,598
Additions	348	467
Additions through business combination (Refer to Note 2.10)	–	224
Deletions	(5)	(5)
Finance cost accrued during the period	42	82
Payment of lease liabilities	(154)	(294)
Translation difference	14	5
Balance as at end	4,077	4,077

The table below provides details regarding the contractual maturities of lease liabilities as at September 30, 2019 on an undiscounted basis:

(In crore)

Particulars	Amount
Less than one year	689
One to five years	2,293
More than five years	1,858
Total	4,840

The group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due

Rental expense recorded for short-term leases was 22 crore and 42 crore for the three months and six months ended September 30, 2019.

The following is the movement in the net-investment in sub-lease of ROU asset during the three months and six months ended September 30, 2019:

(In crore)

Particulars	Three Months ended September 30,2019	Six Months ended September 30,2019
Balance as at Beginning	429	430
Interest income accrued during the period	4	8
Lease receipts	(23)	(23)
Translation difference	12	7
Balance as at end	422	422

The table below provides details regarding the contractual maturities of net investment in sublease of ROU asset as at September 30, 2019 on an undiscounted basis:

(In crore)

Particulars	Amount
Less than one year	46
One to five years	200
More than five years	256
Total	502

2.9 Goodwill

Accounting Policy

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the Statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	September 30, 2019	March 31, 2019
Carrying value at the beginning	3,540	2,211
Goodwill on Wongdoody acquisition	–	173
Goodwill on Fluido acquisition	–	240
Goodwill reclassified from assets held for sale , net of reduction in recoverable amount	–	863
Goodwill on Stater acquisition (Refer to note 2.10)	399	–
Goodwill on Hipus acquisition (Refer to note 2.10)	108	–
Translation differences	33	53
Carrying value at the end	4,080	3,540

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGU’s, which benefit from the synergies of the acquisition. The Chief Operating Decision Maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.

2.10 Business combinations

Accounting Policy

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognised.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value of the assets and liabilities in the Group's consolidated financial statements.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

HIPUS Co. Ltd (formerly, Hitachi Procurement Service Co. Ltd)

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of voting interests in HIPUS Co Limited a wholly owned subsidiary of Hitachi Ltd, Japan for a total cash consideration of JPY 3.29 billion (approximately 206 crore). The company has recorded a financial liability for the estimated present value of its gross obligation to purchase the Non-controlling interest as at the acquisition date in accordance with the share purchase agreement with a corresponding adjustment to equity (refer note 2.5)

HIPUS handles indirect materials purchasing functions for the Hitachi Group. The entity is expected to provide end-to-end procurement capabilities, through its procurement function expertise, localized team and BPM networks in Japan. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	41	–	41
Intangible assets - Customer contracts and relationships#	–	116	116
Deferred tax liabilities on intangible assets	–	(36)	(36)
	41	80	121
Goodwill			108
Less: Non-controlling interest			(23)
Total purchase price			206

* Includes cash and cash equivalents acquired of 179 crore.

# Useful life is in the range of 5 to 15 years.

Goodwill is not tax deductible

The gross amount of trade receivables acquired and its fair value is 1,400 crore and the amount has been fully collected. Trade payables as on the acquisition date amounted to 1,508 crore.

The transaction costs of 8 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2019.

Stater N.V.

On May 23, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 75% of voting interests in Stater N.V (Stater), a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherland, for a total cash consideration of Euro 154 million (approximately 1,195 crore). The company has recorded a financial liability for the estimated present value of its gross obligation to purchase the Non-controlling interest as at the acquisition date in accordance with the share purchase agreement with a corresponding adjustment to equity (refer note 2.5)

Stater brings European mortgage expertise and a robust digital platform to drive superior customer experience. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	541	–	541
Intangible assets - Customer contracts and relationships #	–	549	549
Intangible assets - Technology #	–	110	110
Intangible assets - Brand #	–	24	24
Deferred tax liabilities on intangible assets	–	(140)	(140)
	541	543	1,084
Goodwill			399
Less: Non controlling interest			(288)
Total purchase price			1,195

* Includes cash and cash equivalents acquired of 505 crore.

# Useful lives are in the range of 5 to 15 years.

Goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is 78 crore and the amount is substantially collected.

The transaction costs of 5 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the three months ended June 30, 2019.

Proposed transfer

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly owned subsidiaries, Kallidus Inc and Skava Systems Private Limited (together referred to as Skava), to transfer the business of Skava to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. The transfer between entities under common control would be accounted for at carrying value and would not have any impact on the consolidated financial statements.

2.11 Employees' Stock Option Plans (ESOP)

Accounting Policy

The Group recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with IFRS 2, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan)

On June 22, 2019 pursuant to the approval by the shareholders in the Annual General Meeting , the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan , upto 45,000,000 equity shares may be issued by way of secondary acquisition of shares by the Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator. The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) : On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Consequent to the September 2018 bonus issue, all the then outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated, all the prior period share numbers, share prices and weighted average exercise prices in this note have been adjusted to give effect to the September 2018 bonus issue.

Controlled trust holds 1,89,29,512 and 2,03,24,982 shares as at September 30, 2019 and March 31, 2019, respectively under the 2015 plan. Out of these shares 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at September 30, 2019 and March 31, 2019.

The following is the summary of grants during the three months and six months ended September 30, 2019 and September 30, 2018 under the 2015 Plan:

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018*	2019	2018*
2015 Plan: RSU
KMPs	–	–	212,096	217,200
Employees other than KMP	24,650	1,787,120	36,850	1,787,120
Total Grants	24,650	1,787,120	248,946	2,004,320
Incentive unit - cash settled
Employees other than KMP	–	52,590	–	52,590
	–	52,590	–	52,590
Total Grants	24,650	18,39,710	2,48,946	20,56,910

* Information is adjusted for September, 2018 bonus issue

Notes on grants to KMP:

CEO & MD

Under the 2015 plan:

The Board, on April 12, 2019, based on the recommendations of the Nomination and Remuneration Committee, approved the performance-based grant of RSUs amounting to 13 crore for the financial year 2020 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 177,887 performance based RSU’s were granted effective May 2, 2019.

In accordance with the shareholders approval in the Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved to amend the vesting period of the annual performance equity grant from three years to one year. Accordingly the vesting period of 217,200 (adjusted for September 2018 bonus issue) performance based RSUs granted effective May 2, 2018 and 177,887 performance based RSU's granted effective May 2,2019 have been amended to one year.

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3.25 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of September 30, 2019, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with IFRS 2, Share based payments.

Under the 2019 plan:

In accordance with the shareholders approval in Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for financial year 2020 under the 2019 Plan to Salil Parekh, CEO and MD. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 134,138 performance based RSU’s were granted effective June 22, 2019.

COO and Whole time director

In accordance with the shareholders approval in Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 4 crore for financial year 2020 under the 2019 Plan to U. B. Pravin Rao, COO and WTD. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 53,655 performance based RSU’s were granted effective June 22, 2019

Other KMP

Based on the recommendations of the Nomination and Remuneration Committee, the Board , approved performance-based grant of 10,263 RSUs and time based grant of 23,946 RSUs to other KMP under the 2015 Plan duirng the six months ended September 30, 2019.The grants were made effective May 2, 2019. These RSUs will vest generally over three to four years and additionally the performance based RSUs will vest based on achievement of certain performance targets.

Break-up of employee stock compensation expense

(in crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Granted to:
KMP	13	10	31	19
Employees other than KMP	41	44	88	78
Total (1)	54	54	119	97
(1) Cash settled stock compensation expense included in the above	1	2	2	3

The fair value of each equity settled award is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2020- Equity Shares-RSU	Fiscal 2020- ADS-RSU	Fiscal 2019- Equity Shares-RSU	Fiscal 2019- ADS-RSU
Weighted average share price () / ($- ADS)(1)	732	11.00	696	10.77
Exercise price ()/ ($- ADS)(1)	5.00	0.07	3.31	0.06
Expected volatility (%)	22-24	22-26	21-25	22-26
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2.65	2.65
Risk-free interest rate (%)	6-7	1-3	7-8	2-3
Weighted average fair value as on grant date () / ($- ADS)(1)	676	10.43	648	10.03

(1) Fiscal 2019 values are adjusted for September, 2018 bonus issue wherever applicable

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.12 Income Taxes

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the consolidated statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

Income tax expense in the consolidated statement of comprehensive income comprises:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Current taxes
Domestic taxes	1,063	1,214	2,163	2,339
Foreign taxes	425	398	784	724
	1,488	1,612	2,947	3,063
Deferred taxes
Domestic taxes	33	(35)	30	(30)
Foreign taxes	(62)	(54)	(153)	(128)
	(29)	(89)	(123)	(158)
Income tax expense	1,459	1,523	2,824	2,905

Income tax expense for the three months ended September 30, 2019 and September 30, 2018 includes reversal (net of provisions) of 76 crore and reversal (net of provisions) of 2 crore respectively. Income tax expense for the six months ended September 30, 2019 and September 30, 2018 includes reversal (net of provisions) of 119 crore and reversal (net of provisions) 61 crore respectively. These reversals (net of provisions) pertain to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Profit before income taxes	5,496	5,633	10,663	10,626
Enacted tax rates in India	34.94%	34.94%	34.94%	34.94%
Computed expected tax expense	1,920	1,968	3,726	3,713
Tax effect due to non-taxable income for Indian tax purposes	(604)	(659)	(1,176)	(1,268)
Overseas taxes	219	228	409	430
Tax provision (reversals)	(76)	(2)	(119)	(61)
Effect of exempt non-operating income	(10)	(9)	(21)	(34)
Effect of unrecognized deferred tax assets	29	18	46	56
Effect of differential overseas tax rates	(10)	6	(19)	(6)
Effect of non-deductible expenses	24	(9)	45	117
Branch profit tax (net of credits)	(28)	(27)	(57)	(56)
Others	(5)	9	(10)	14
Income tax expense	1,459	1,523	2,824	2,905

The applicable Indian corporate statutory tax rate for the three months and six months ended September 30, 2019 and September 30, 2018 is 34.94% each.

Deferred income tax for the three months and six months ended September 30, 2019 and September 30, 2018 substantially relates to origination and reversal of temporary differences

As at September 30, 2019, claims against the Group not acknowledged as debts from the Indian Income tax authorities amounted to 2,866 crore. Amount paid to statutory authorities against this amounted to 5,909 crore.

As at March 31, 2019, claims against the Group not acknowledged as debts from the Income tax authorities amounted to 2,851 crore. Amount paid to statutory authorities against the above tax claims amounted to 5,924 crore.

These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

2.13 Reconciliation of basic and diluted shares used in computing earnings per share

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.14 Related party transactions

Refer Note 2.19 "Related party transactions" in the Company’s 2019 Consolidated financial statements under IFRS in indian rupee for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the six months ended September 30, 2019, the following are the changes in the subsidiaries:

-	On April 1, 2019, Infosys Consulting Pte Ltd, a wholly-owned subsidiary of Infosys Limited, acquired 81% of voting interest in HIPUS Co Ltd, Japan, a wholly owned subsidiary of Hitachi Ltd, Japan. (Refer to note 2.10)

-	On May 23, 2019, Infosys Consulting Pte Ltd, a wholly-owned subsidiary of Infosys Limited, acquired 75% of voting interest in Stater N.V along with its eight subsidiaries Stater Netherland B.V., Stater Duitsland B.V., Stater XXL B.V., HypoCasso B.V., Stater Participations B.V., Stater Deutschland Verwaltungs-GmbH, Stater Deutschland GmbH & Co.KG, Stater Belgium N.V./S.A. (Refer to note 2.10)

Changes in Controlled trust

The following were the changes in controlled trusts:-

- On May 15, 2019, the Company registered Infosys Expanded Stock Ownership Trust

Transaction with key management personnel:

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Salaries and other employee benefits to whole-time directors and executive officers (1)	28	25	60	49
Commission and other benefits to non-executive / independent directors	2	2	4	4
Total	30	27	64	53

(1)	Total employee stock compensation expense for the three months ended September 30, 2019 and September 30, 2018 includes a charge of 13 crore and 10 crore, respectively, towards key managerial personnel. For the six months ended September 30, 2019 and September 30, 2018, includes a charge of 31 crore and 19 crore respectively, towards key managerial personnel. (Refer note 2.11)

2.15 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represents the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.16 Revenue from operations

2.15.1 Business segments

Three months ended September 30, 2019 and September 30, 2018

(In crore)

Particulars	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences	All other segments	Total
Revenues	7,213	3,448	2,961	2,962	2,291	1,713	1,454	587	22,629
	6,644	3,469	2,529	2,527	1,989	1,537	1,321	593	20,609
Identifiable operating expenses	3,718	1,722	1,756	1,564	1,264	1,015	770	355	12,164
	3,530	1,771	1,351	1,409	1,107	850	691	363	11,072
Allocated expenses	1,629	688	582	580	518	306	292	225	4,820
	1,338	664	519	522	417	269	254	197	4,180
Segment profit	1,866	1,038	623	818	509	392	392	7	5,645
	1,776	1,034	659	596	465	418	376	33	5,357
Unallocable expenses									733
									463
Operating profit									4,912
									4,894
Other income, net (Refer to note 2.18)									626
									739
Finance Costs (Refer Note 2.8)									(42)
									–
Profit before income taxes									5,496
									5,633
Income tax expense									1,459
									1,523
Net profit									4,037
									4,110
Depreciation and amortization expense									727
									463
Non-cash expenses other than depreciation and amortization									6
									–

Six months ended September 30, 2019 and September 30, 2018

(In crore)

Particulars	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences	All other segments	Total
Revenues	14,069	6,883	5,964	5,796	4,390	3,392	2,795	1,143	44,432
	12,719	6,637	4,958	4,901	3,826	2,959	2,581	1,156	39,737
Identifiable operating expenses	7,400	3,463	3,544	3,068	2,456	2,038	1,551	685	24,205
	6,790	3,372	2,615	2,670	2,132	1,636	1,358	700	21,273
Allocated expenses	3,090	1,350	1,175	1,186	1,012	592	574	446	9,425
	2,592	1,286	1,012	1,011	818	517	494	403	8,133
Segment profit	3,579	2,070	1,245	1,542	922	762	670	12	10,802
	3,337	1,979	1,331	1,220	876	806	729	53	10,331
Unallocable expenses									1,419
									900
Operating profit									9,383
									9,431
Other income, net (Refer to note 2.18)									1,362
									1,465
Finance Costs (Refer Note 2.8)									(82)
									–
Reduction in the fair value of Disposal Group held for sale									–
									(270)
Profit before income taxes									10,663
									10,626
Income tax expense									2,824
									2,905
Net profit									7,839
									7,721
Depreciation and amortization									1,408
									900
Non-cash expenses other than depreciation and amortization									11
									270

2.15.2 Significant clients

No client individually accounted for more than 10% of the revenues in the three months and six months ended September 30, 2019 and September 30, 2018.

2.16 Revenue from Operations

Accounting Policy:

The Group derives revenues primarily from business IT services comprising of software development and related services, consulting and package implementation and from the licensing of software products and platforms across our core and digital offerings (“together called as software related services”)

Effective April 1, 2018, the Group adopted IFRS 15 “Revenue from Contracts with Customers” using the cumulative catch-up transition method, applied to contracts that were not completed as at April 1, 2018. The effect on adoption of IFRS 15 was insignificant.

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.

Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last invoicing to the reporting date is recognized as unbilled revenue. Revenue from fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time and where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

Revenues in excess of invoicing are classified as unbilled revenue while invoicing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, the Group has applied the guidance in IFRS 15, Revenue from contract with customer, by applying the revenue recognition criteria for each distinct performance obligation. The arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group has measured the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Group has applied the principles under IFRS 15 to account for revenues from these performance obligations. When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the performance obligation is estimated using the expected cost plus margin approach. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably over the period in which the services are rendered.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives to each of the underlying performance obligation that corresponds to the progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs.

Deferred contract costs are incremental costs of obtaining a contract which are recognized as assets and amortized over the term of the contract.

Contract modifications are accounted for when additions, deletions or changes are approved either to the contract scope or contract price. The accounting for modifications of contracts involves assessing whether the services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract, if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.

The Group presents revenues net of indirect taxes in its consolidated statement of comprehensive income.

Revenues for the three months and six months ended September 30, 2019 and September 30, 2018 are as follows:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Revenue from software services	21,177	19,560	41,747	37,762
Revenue from products and platforms	1,452	1,049	2,685	1,975
Total revenue from operations	22,629	20,609	44,432	39,737

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors

Three months ended September 30, 2019 and September 30, 2018

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography
North America	4,151	2,245	1,858	1,644	1,305	1,617	943	126	13,889
	4,061	2,239	1,276	1,436	1,061	1,471	786	101	12,431
Europe	1,569	992	439	1,036	875	44	473	36	5,464
	1,242	957	468	856	865	26	502	33	4,949
India	340	13	51	1	23	46	13	120	607
	292	5	11	1	21	32	3	151	516
Rest of the world	1,153	198	613	281	88	6	25	305	2,669
	1,049	268	774	234	42	8	30	308	2,713
	7,213	3,448	2,961	2,962	2,291	1,713	1,454	587	22,629
	6,644	3,469	2,529	2,527	1,989	1,537	1,321	593	20,609
Revenue by offerings
Digital	2,828	1,475	1,173	1,113	853	623	449	164	8,678
	2,073	1,180	870	705	575	518	325	95	6,341
Core	4,385	1,973	1,788	1,849	1,438	1,090	1,005	423	13,951
	4,571	2,289	1,659	1,822	1,414	1,019	996	498	14,268
	7,213	3,448	2,961	2,962	2,291	1,713	1,454	587	22,629
	6,644	3,469	2,529	2,527	1,989	1,537	1,321	593	20,609

Six months ended September 30, 2019 and September 30, 2018

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography
North America	8,184	4,468	3,739	3,207	2,481	3,212	1,783	239	27,313
	7,724	4,311	2,471	2,805	2,044	2,841	1,528	182	23,906
Europe	2,907	1,981	888	2,030	1,697	85	947	73	10,608
	2,404	1,849	950	1,649	1,656	42	988	68	9,606
India	638	25	81	2	42	83	18	223	1,112
	568	12	23	2	42	67	5	293	1,012
Rest of the world	2,340	409	1,256	557	170	12	47	608	5,399
	2,023	465	1,514	445	84	9	60	613	5,213
	14,069	6,883	5,964	5,796	4,390	3,392	2,795	1,143	44,432
	12,719	6,637	4,958	4,901	3,826	2,959	2,581	1,156	39,737
Revenue by offerings
Digital	5,333	2,897	2,244	2,085	1,617	1,206	813	272	16,467
	3,788	2,177	1,620	1,346	1,065	976	627	166	11,765
Core	8,736	3,986	3,720	3,711	2,773	2,186	1,982	871	27,965
	8,931	4,460	3,338	3,555	2,761	1,983	1,954	990	27,972
Total	14,069	6,883	5,964	5,796	4,390	3,392	2,795	1,143	44,432
	12,719	6,637	4,958	4,901	3,826	2,959	2,581	1,156	39,737

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning, Stater digital platform and Infosys McCamish- insurance platform.

Trade Receivables and Contract Balances

The Group classifies the right to consideration in exchange for deliverables as either a receivable or as unbilled revenue.

A receivable is a right to consideration that is unconditional upon passage of time. Revenue for time and material contracts are recognised as related service are performed. Revenue for fixed price maintenance contracts is recognized on a straight line basis over the period of the contract. Revenues in excess of billings is recorded as unbilled revenue and is classified as a financial asset for these cases as right to consideration is unconditional upon passage of time

Revenue recognition for fixed price development contracts is based on percentage of completion method. Invoicing to the clients is based on milestones as defined in the contract. This would result in the timing of revenue recognition being different from the timing of billing the customers. Unbilled revenue for fixed price development contracts( contract assets) is classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivable and unbilled revenues are presented net of impairment in the Consolidated Balance Sheet.

2.17 Unbilled Revenue

(In crore)

Particulars	As at
	September 30, 2019	March 31, 2019
Unbilled financial asset (1)	2,843	2,093
Unbilled non financial asset (2)	4,426	3,281
Total	7,269	5,374

(1) Right to consideration is unconditional upon passage of time.

(2) Right to consideration is dependent on completion of contractual milestones.

2.18 Break-up of expenses and other income, net

a. Accounting policy

Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in the Consolidated Statement of Comprehensive income.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

The Hon’ble Supreme Court of India vide its judgment and subsequent review petition has ruled in respect of compensation for the purpose of Provident Fund contribution under the Employee’s Provident Fund Act. The Company has assessed possible outcomes of the judgment on determination of provident fund contributions and based on the Company’s current evaluation, it is not probable that certain allowances paid by the Company will be subject to payment of Provident Fund. The company will continue to monitor and evaluate its position based on future events and developments.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

Other income, net

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Effective April 1, 2018, the Group has adopted IFRS interpretation IFRIC 22- Foreign Currency Transactions and Advance Consideration which clarifies the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The effect on account of adoption of this amendment was insignificant.

Operating Profits

Operating profit of the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

b. The table below provides details of break-up of expenses:

Cost of sales

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Employee benefit costs	11,335	9,976	22,331	19,324
Depreciation and amortization	727	463	1,408	900
Travelling costs	441	439	1,092	881
Cost of technical sub-contractors	1,651	1,523	3,291	2,814
Cost of software packages for own use	259	220	486	428
Third party items bought for service delivery to clients	414	380	798	713
Operating lease payments	–	87	–	168
Short-term leases (Refer to note 2.8)	21	–	38	–
Consultancy and professional charges	13	13	23	24
Communication costs	74	59	146	115
Repairs and maintenance	124	92	226	170
Provision for post-sales client support	19	27	10	28
Others	1	2	9	4
Total	15,079	13,281	29,858	25,569

Selling and marketing expenses

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Employee benefit costs	903	785	1,779	1,535
Travelling costs	89	98	193	199
Branding and marketing	120	129	256	224
Short-term leases	1	–	4	–
Operating leases	–	20	–	37
Communication costs	4	6	8	10
Consultancy and professional charges	34	42	74	66
Others	11	8	22	21
Total	1,162	1,088	2,336	2,092

Administrative expenses

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Employee benefit costs	437	396	866	761
Consultancy and professional charges	290	229	534	499
Repairs and maintenance	281	228	554	430
Power and fuel	61	60	121	120
Communication costs	51	56	103	118
Travelling costs	69	65	142	125
Impairment loss recognised/(reversed) under expected credit loss model	36	76	88	146
Rates and taxes	47	61	84	96
Insurance charges	21	16	40	33
Operating leases	-	38	–	66
Commission to non-whole time directors	2	2	4	4
Contribution towards Corporate Social Responsibility	100	57	168	131
Others	81	62	151	116
Total	1,476	1,346	2,855	2,645

Other income, net

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Interest income on financial assets carried at amortized cost	304	331	662	713
Interest income on financial assets carried at fair value through OCI	81	159	196	326
Dividend income on investments carried at fair value through profit or loss	1	1	1	1
Gain/(loss) on investments carried at fair value through PL	37	52	102	85
Gain/(loss) on investments carried at fair value through OCI	11	–	27	–
Exchange gains / (losses) on forward and options contracts	(43)	(412)	96	(597)
Exchange gains / (losses) on translation of other assets and liabilities	205	578	159	803
Others	30	30	119	134
Total	626	739	1,362	1,465

2.19 Equity

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from Securities premium.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Share premium

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of profit and loss is credited to share premium.

Other Reserves

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Other components of equity

Other components of equity consist of currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

In December 2017, the International Accounting Standard Board issued amendments to IAS 12 – Income Taxes. The amendments clarify that an entity shall recognize the income tax consequences of dividends on financial instruments classified as equity according to where the entity originally recognized those past transactions or events that generated distributable profits were recognized. On April 1, 2019, the Group adopted these amendments and there was no impact of these amendments on the Company’s Consolidated financial statements.

2.19.1 Update on buyback of equity shares

The shareholders approved the proposal of buyback of Equity shares recommended by its Board of Directors in its meeting held on January 11, 2019 through the postal ballot that concluded on March 12, 2019.

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and was completed on August 26, 2019 and the Company purchased and extinguished a total of 11,05,19,266 equity shares at an average buyback price of 747/- per equity share, comprising 2.53% of the pre-buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 8,260 crore (excluding transaction costs). The Company funded the buyback from its free reserves.

In accordance with section 69 of the Companies Act, 2013, as at September 30, 2019, the Company has created ‘Capital Redemption Reserve’ of 55 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at September 30, 2019, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements

2.19.2 Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as credit against dividend distribution tax payable by Infosys Limited.

Effective fiscal 2018 the Company’s policy was to pay up to 70% of the free cash flow annually by way of dividend and/or buyback.

Effective from fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

Amount of per share dividend recognised as distribution to equity shareholders:-

(In )

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Final dividend for fiscal 2018*	–	–	–	10.25
Special dividend for fiscal 2018*	–	–	–	5.00
Final dividend for fiscal 2019	–	–	10.50	–

*Dividend per share declared previously, retrospectively adjusted for September 2018 bonus issue.

The Board of Directors in their meeting on April 12, 2019 recommended a final dividend of 10.50/- per equity share for the financial year ended March 31, 2019. The same was approved by the Shareholders at the Annual General Meeting held on June 22, 2019 which resulted in a cash outflow of approximately 5,425 crore, excluding dividend paid on treasury shares and including dividend distribution tax.

The Board of Directors in their meeting on October 11, 2019 declared a interim dividend of 8/- per equity share which would result in a net cash outflow of approximately 4,092 crore excluding dividend paid on treasury shares and including dividend distribution tax.

2.19.3 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/- each. 18,929,512 and 20,324,982 shares were held by controlled trust, as at September 30, 2019 and March 31, 2019, respectively.

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Bengaluru
October 11, 2019